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                                                                EXHIBIT 12-4

MCN INVESTMENT CORPORATION AND SUBSIDIARIES
COMPUTATION OF INTEREST COVERAGE RATIO
(DOLLARS IN THOUSANDS)

The following table sets forth the interest coverage ratio for MCN Investment on a historical basis for the periods indicated. This ratio differs from the SEC prescribed "Ratio of Earnings to Fixed Charges" in its treatment of certain hybrid securities of MCN and MCN Investment.

                                           Twelve Months  Twelve Months  Twelve Months  Twelve Months  Twelve Months
                                               Ended          Ended          Ended          Ended          Ended
                                            December 31,   December 31,   December 31,   December 31,   December 31,
                                              1997            1996          1995            1994          1993
                                            -------------------------------------------------------------------------
EARNINGS AS ADJUSTED:
Pre-tax Income (1)                          $ 64,738        $  24,208         $ 12,454        $ 8,713        $ 6,934
Interest capitalized                         (15,002)          (9,398)          (6,249)        (1,989)        (1,969)
Preferred dividend adjustment (2)             39,956           17,989            9,375          1,537              -
Interest rate charges                         40,476           32,696           21,582         14,049          6,433
                                            --------        ---------         --------        -------        -------
                                            $130,168        $  65,495         $ 37,162        $22,310        $11,398
                                            ========        =========         ========        =======        -------

INTEREST RATE CHARGES:
Interest expensed                           $ 64,434        $  40,523         $ 24,151        $13,365        $ 4,464
Interest capitalized                          15,002            9,398            6,249          1,989          1,969
Interest implicit in rentals                     996              764              557            232              -
Preferred dividends adjustment (2)           (39,956)         (17,989)          (9,375)        (1,537)             -
                                            --------        ---------         --------        -------        -------
                                            $ 40,476        $  32,696         $ 21,582        $14,049        $ 6,433
                                            ========        =========         ========        =======        =======


Interest Coverage Ratio                         3.22             2.00             1.72           1.59          1.77
                                                ====             ====             ====           ====          ====



(1) Income from continuing operations before income taxes

(2) Preferred dividends expense of MCN allocated to MCN Investment which includes (a) dividends on the $100,000,000 of 9 3/8% redeemable preferred securities of MCN Michigan Limited Partnership, (b) dividends on the $132,250,000 of 8% FELINE PRIDES of MCN Financing III, (c) interest on the $130,000,000 of 6.82% Series Medium-Term Notes issued in conjunction with the $135,000,000 of 8% Preferred Redeemable Increased Dividend Equity
Securities of MCN, and (d) dividends on the $80,000,000 of 8 5/8% Trust Originated Preferred Securities of MCN Financing I.